UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 23, 2019, Akari Therapeutics, Plc (the “Company”) issued a press release announcing that a U.S. Food and Drug Administration (FDA) investigational new drug application (IND) is open for its multicentre Phase III study for the treatment of paediatric Hematopoietic Stem Cell Transplant-Related Thrombotic Microangiopathy (HSCT-TMA) with nomacopan, allowing clinical sites to open in the first quarter of 2020. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in paragraphs one and three of Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release dated December 23, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name: Title:	Clive Richardson Chief Executive Officer and Chief Operating Officer

Date: December 23, 2019